                                                                                    April 15, 2003

                                                                                    Beth Copeland - Media
                                                                                    (317) 269-1395
                                                                                    William J. Brunner - Shareholders & Analysts
                                                                                    (317) 269-1614

                                                                                    FOR IMMEDIATE RELEASE

First Indiana Announces First Quarter Earnings

          (INDIANAPOLIS) – First Indiana Corporation today announced earnings of $4.7 million, or $.30 per diluted share, for the quarter ended March 31, 2003. Earnings for the first quarter of the previous year were $6.4 million, or $.41 per diluted share.

          The provision for loan losses was $6.2 million for the first quarter of 2003, compared to $2.6 million for the first quarter of 2002. The significant increase in provision results from two main factors. The first is a net charge-off of $2.5 million on a loan identified as non-performing in the fourth quarter of 2002. The second is the recent detection of the under-collateralization of a single-family home builder’s loans in an out-of-state construction loan office for which the provision for loan loss was increased.

          Total net loan charge-offs for the first quarter 2003 were $4.2 million, compared to $1.6 million for the first quarter of 2002, an increase of $2.7 million.

          As a result of the Corporation’s transition from a thrift to a national bank, non-performing assets were $55.5 million at March 31, 2003, compared to $51.8 million at December 31, 2002 and $45.7 million at March 31, 2002. March 31, 2003 non-performing assets include $11.2 million in outstanding loan balances of the single-family home builder discussed above. Decreases in non-performing business and residential loans and other real estate owned during the first quarter of 2003 were the result of specific, ongoing efforts to improve non-performing loans.

First Indiana Announces First Quarter Earnings
April 15, 2003

          Net interest margin increased to 3.73 percent for the first quarter of 2003, compared with 3.68 percent for the fourth quarter of 2002 and 3.58 percent for the first quarter of 2002. This increase was expected following a relatively stable interest rate environment during most of 2002, which allowed the repricing of funding liabilities downward to catch up with the repricing of earning assets. However, the 50 basis point rate cut by the Federal Reserve Board in the fourth quarter of 2002 placed pressure on net interest margin. If the Federal Reserve Board maintains its current rate structure or increases rates, First Indiana’s net interest margin should continue to improve in 2003.

          The implementation of First Indiana’s Trusted Advisor strategy has resulted in a recent acquisition and in continued increases in loans outstanding and demand deposit balances.

          On January 13, 2003, First Indiana Corporation acquired MetroBanCorp, the holding company for MetroBank. MetroBank had $196 million in assets and seven offices in Carmel, Fishers, and Noblesville, Indiana. MetroBank branches are expected to begin operating under the First Indiana Bank name on April 28, 2003. The acquisition is expected to be accretive to First Indiana’s earnings per share in 2003.

          Loans outstanding were $1.92 billion at March 31, 2003, compared to $1.75 billion one year ago. Excluding loans acquired through the MetroBank merger, loans outstanding increased 3 percent over March 31, 2002 outstandings. Business loans increased to $588.1 million at March 31, 2003, compared with $445.0 million one year ago. Excluding loans

First Indiana Announces First Quarter Earnings
April 15, 2003

acquired through the MetroBank merger, business loans outstanding at March 31, 2003 increased 14 percent over March 31, 2002. Consumer loans outstanding totaled $665.4 million at March 31, 2003, compared to $669.8 million one year earlier. Excluding loans acquired through the MetroBank merger, consumer loans declined 5 percent from March 31, 2002 reflecting prepayment activity.

          First Indiana’s core demand and savings deposits increased 10 percent to $843.6 million on March 31, 2003 from $769.6 million at March 31, 2002. This increase resulted largely from the MetroBank acquisition. Demand deposits were $402.5 million at March 31, 2003, compared to $326.5 million a year ago. Savings deposits were $441.1 million at March 31, 2003 compared to $443.1 million a year ago. Excluding MetroBank deposits, demand deposits increased 11 percent over March 31, 2002 balances, while savings deposits declined 11 percent for the same period.

          Non-interest income for the first quarter 2003 was $13.9 million, compared with $12.5 million for the same period last year, an increase of 11 percent. Deposit fees were $4.0 million in the first quarter, compared to $3.2 million for the same quarter of the previous year. Further contributing to non-interest income is Somerset Financial Services’ historically strong first quarter, which includes fees generated from year-end audit and tax return preparation services. Somerset fees totaled $4.7 million in the first quarter of 2003, up 10 percent from $4.3 million for the same period in 2002.

          Non-interest expense was $19.8 million for the first quarter of 2003, compared to

First Indiana Announces First Quarter Earnings
April 15, 2003

$17.1 million for the same period in 2002. The increase is partially due to the inclusion of MetroBanCorp expenses after the acquisition date, and a reduction in the management incentive accrual during the first quarter of 2002. Excluding MetroBank, non-interest expense would have been up approximately 10 percent. Approximately $100,000 in expenses were directly associated with the integration of MetroBank.

          First Indiana Bank further expanded its retail outlets during the first quarter by opening a new banking center in the community of Broad Ripple and expanding and relocating an existing banking center in Zionsville.

          Marni McKinney, Vice Chairman and CEO; Owen B. (Bud) Melton, Jr., President and Chief Operating Officer; and William J. Brunner, Chief Financial Officer, will host a conference call to discuss first quarter financial results on Wednesday, April 16, 8:00 a.m. EST. (Indianapolis is one hour earlier than New York.) To participate, please call (800) 278-9857 and ask for First Indiana first quarter earnings. A replay of the call will be available 11:00 a.m. EST on Wednesday, April 16, through midnight, Friday, April 25. To hear the replay, call (800) 642-1687 and use conference ID: 9233134.

          First Indiana Corporation (NASDAQ – FINB) is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest commercial bank headquartered in Indianapolis, and Somerset, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with 33 offices in Central Indiana, plus construction and

First Indiana Announces FIrst Quarter Earnings
April 15, 2003

consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset and FirstTrust Indiana, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

          Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe-harbor provisions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular, among the factors that could cause actual results to differ materially are general economic conditions, unforeseen international political events, changes in interest rates (including reductions or increases in lending rates established by the Board of Governors of the Federal Reserve System), changes in consumers’ investment decisions due to shifts in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or

First Indiana Announces First Quarter Earnings
April 15, 2003

regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

Financial Highlights
First Indiana Corporation and Subsidiaries
(Dollars in Thousands, Except Per Share Data)
(Unaudited)

                                         For the Three Months Ended
                                                  March 31
                                       -----------------------------
                                           2003            2002
                                       -------------   -------------
Net Interest Income                        $ 19,541        $ 17,194
Provision for Loan Losses                     6,237           2,610
Non-Interest Income                          13,919          12,494
Non-Interest Expense                         19,759          17,090
Net Earnings                                  4,728           6,383

Basic Earnings Per Share                     $ 0.30          $ 0.41
Diluted Earnings Per Share                     0.30            0.41
Dividends Per Share                           0.165           0.160

Net Interest Margin                            3.73%          3.58%
Efficiency Ratio                              59.05           57.57
Annualized Return on Average Assets            0.86            1.28
Annualized Return on Average Equity            8.53           12.24

Average Shares Outstanding               15,573,638      15,473,859
Average Diluted Shares Outstanding       15,711,282      15,725,480

                                                At March 31
                                       -----------------------------
                                           2003            2002
                                       -------------   -------------
Assets                                  $ 2,270,804     $ 2,044,567
Loans                                     1,920,317       1,753,265
Deposits                                  1,539,090       1,408,426
Shareholders' Equity                        222,357         212,306
Shareholders' Equity/Assets                    9.79%         10.38%
Shareholders' Equity Per Share              $ 14.30         $ 13.70
Market Closing Price                          15.80           19.45

Shares Outstanding                       15,547,111      15,498,924

Condensed Consolidated Balance Sheets
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)
                                                                     March 31      December 31      March 31
                                                                       2003            2002           2002
                                                                   -------------- --------------- --------------
Assets
  Cash                                                                  $ 52,187        $ 76,050       $ 61,215
  Interest-Bearing Due from Banks                                         10,359               -              -
  Federal Funds Sold                                                      29,000               -              -
  Securities Available for Sale                                          154,696         138,457        147,111
  Federal Home Loan Bank and Federal Reserve Bank Stock                   24,802          22,491         22,491
  Loans
    Business                                                             588,086         501,213        445,022
    Consumer                                                             665,371         666,150        669,820
    Residential Mortgage                                                 306,081         311,324        285,448
    Single-Family Construction                                           206,289         212,772        227,268
    Commercial Real Estate                                               154,490         146,174        125,707
                                                                   -------------- --------------- --------------
  Total Loans                                                          1,920,317       1,837,633      1,753,265
    Allowance for Loan Losses                                            (48,178)        (44,469)       (38,193)
                                                                   -------------- --------------- --------------
    Net Loans                                                          1,872,139       1,793,164      1,715,072
  Premises and Equipment                                                  25,798          21,528         20,303
  Accrued Interest Receivable                                             10,286          10,771         13,584
  Mortgage Servicing Rights                                                8,642           9,065          9,863
  Goodwill                                                                35,983          13,045         13,045
  Other Intangible Assets                                                  5,173               -              -
  Other Assets                                                            41,739          40,643         41,883
                                                                   -------------- --------------- --------------
    Total Assets                                                     $ 2,270,804     $ 2,125,214    $ 2,044,567
                                                                   ============== =============== ==============

Liabilities
  Non-Interest-Bearing Deposits                                        $ 214,811       $ 180,389      $ 166,144
  Interest-Bearing Deposits
    Demand Deposits                                                      187,711         179,751        160,322
    Savings Deposits                                                     441,080         398,752        443,096
    Certificates of Deposit                                              695,488         580,312        638,864
                                                                   -------------- --------------- --------------
      Total Interest-Bearing Deposits                                  1,324,279       1,158,815      1,242,282
                                                                   -------------- --------------- --------------
    Total Deposits                                                     1,539,090       1,339,204      1,408,426
  Short-Term Borrowings                                                  145,456         170,956         99,083
  Federal Home Loan Bank Advances                                        315,492         346,532        281,609
  Trust Preferred Securities                                              11,808          11,797              -
  Accrued Interest Payable                                                 3,151           2,290          3,140
  Advances by Borrowers for Taxes and Insurance                            3,946           1,820          5,062
  Other Liabilities                                                       29,504          31,404         34,941
                                                                   -------------- --------------- --------------
    Total Liabilities                                                  2,048,447       1,904,003      1,832,261
                                                                   -------------- --------------- --------------

Shareholders' Equity
  Common Stock                                                               174             173            172
  Capital Surplus                                                         44,313          43,296         42,400
  Retained Earnings                                                      196,232         194,738        187,177
  Accumulated Other Comprehensive Income                                   4,244           4,644          2,790
  Treasury Stock at Cost                                                 (22,606)        (21,640)       (20,233)
                                                                   -------------- --------------- --------------
    Total Shareholders' Equity                                           222,357         221,211        212,306
                                                                   -------------- --------------- --------------
    Total Liabilities and Shareholders' Equity                       $ 2,270,804     $ 2,125,214    $ 2,044,567
                                                                   ============== =============== ==============

Condensed Consolidated Statements of Earnings
First Indiana Corporation and Subsidiaries
(Dollars in Thousands, Except Per Share Data)
(Unaudited)
                                                     Three Months Ended March 31
                                                   --------------------------------
                                                        2003            2002
                                                   --------------- ----------------
Interest Income
  Loans                                                  $ 27,758         $ 29,028
  Securities Available for Sale                             2,029            2,242
  Dividends on FRB and FHLB Stock                             346              333
  Federal Funds Sold                                            3               12
  Interest-Bearing Due from Banks                               6                -
                                                   --------------- ----------------
    Total Interest Income                                  30,142           31,615
Interest Expense
  Deposits                                                  7,391           10,200
  Short-Term Borrowings                                       387              395
  Federal Home Loan Bank Advances                           2,601            3,826
  Trust Preferred Securities                                  222                -
                                                   --------------- ----------------
    Total Interest Expense                                 10,601           14,421
                                                   --------------- ----------------
Net Interest Income                                        19,541           17,194
  Provision for Loan Losses                                 6,237            2,610
                                                   --------------- ----------------
Net Interest Income After Provision for Loan Losses        13,304           14,584
Non-Interest Income
  Loan and Deposit Charges                                  4,260            3,510
  Loan Servicing Income                                       (97)             231
  Loan Fees                                                   589              605
  Trust Fees                                                  726              673
  Somerset Fees                                             4,699            4,283
  Investment Product Sales Commissions                        348              608
  Sale of Loans                                             2,473            1,881
  Sale of Investment Securities                                 7                -
  Other                                                       914              703
                                                   --------------- ----------------
    Total Non-Interest Income                              13,919           12,494
Non-Interest Expense
  Salaries and Benefits                                    12,163           10,037
  Net Occupancy                                             1,149              980
  Equipment                                                 1,673            1,589
  Professional Services                                     1,089            1,071
  Marketing                                                   617              659
  Telephone, Supplies, and Postage                          1,044              779
  Other Intangible Asset Amortization                         184                -
  Other                                                     1,840            1,975
                                                   --------------- ----------------
    Total Non-Interest Expense                             19,759           17,090
                                                   --------------- ----------------
Earnings before Income Taxes                                7,464            9,988
  Income Taxes                                              2,736            3,605
                                                   --------------- ----------------
Net Earnings                                              $ 4,728          $ 6,383
                                                   =============== ================
Basic Earnings Per Share                                   $ 0.30           $ 0.41
                                                   =============== ================
Diluted Earnings Per Share                                 $ 0.30           $ 0.41
                                                   =============== ================
Dividends Per Common Share                                $ 0.165          $ 0.160
                                                   =============== ================

Net Interest Margin
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

                                                                       Three Months Ended
                                                  -----------------------------------------------------------------
                                                          March 31, 2003                   March 31, 2002
                                                  -------------------------------  --------------------------------
                                                    Average              Yield /    Average               Yield /
                                                    Balance   Interest   Rate       Balance    Interest   Rate
                                                  ---------------------- --------  ----------- ---------- ---------
Assets
    Interest-Bearing Due from Banks                   $ 1,803       $ 6  1.30%           $ -        $ -      - %
    Federal Funds Sold                                    728         3  1.71           3,011         12   1.61
    Securities Available for Sale                     160,915     2,029  5.04         148,923      2,242   6.02
    FHLB and FRB Stock                                 24,459       346  5.65          22,491        333   5.92
    Loans
        Business                                      566,016     7,231  5.18         437,580      6,259   5.80
        Consumer                                      684,716    11,555  6.79         674,763     13,141   7.82
        Residential Mortgage                          299,163     4,235  5.66         278,833      4,659   6.68
        Single-Family Construction                    210,197     2,558  4.93         224,243      2,943   5.32
        Commercial Real Estate                        152,905     2,179  5.75         122,998      2,026   6.65
                                                  ----------------------           ----------- ----------
    Total Loans                                     1,912,997    27,758  5.85       1,738,417     29,028   6.72
                                                  ----------------------           ----------- ----------
  Total Earning Assets                              2,100,902    30,142  5.78       1,912,842     31,615   6.65
  Other Assets                                        135,705                         106,614
                                                  ------------                     -----------
Total Assets                                      $ 2,236,607                      $2,019,456
                                                  ============                     ===========

Liabilities and Shareholders' Equity
    Interest-Bearing Deposits
      Demand Deposits                               $ 187,783     $ 290  0.63%     $ 145,440      $ 289   0.80%
      Savings Deposits                                436,807     1,007  0.93         447,134      1,568   1.42
      Certificates of Deposit                         694,975     6,094  3.56         627,351      8,343   5.39
                                                  ----------------------           ----------- ----------
    Total Interest-Bearing Deposits                 1,319,565     7,391  2.27       1,219,925     10,200   3.39
    Short-Term Borrowings                             135,367       387  1.16          95,476        395   1.68
    Federal Home Loan Bank Advances                   310,354     2,601  3.40         299,837      3,826   5.17
    Trust Preferred Securities                         11,803       222  7.53               -          -      -
                                                  ----------------------           ----------- ----------
  Total Interest-Bearing Liabilities                1,777,089    10,601  2.42       1,615,238     14,421   3.62
  Non-Interest-Bearing Demand Deposits                193,946                         146,578
  Other Liabilities                                    40,667                          46,182
  Shareholders' Equity                                224,905                         211,458
                                                  ------------                     -----------
Total Liabilities and Shareholders' Equity        $ 2,236,607                      $ 2,019,456
                                                  ============----------           =========== ----------
Net Interest Income/Spread                                     $ 19,541  3.36%                 $ 17,194   3.03%
                                                              ========== ========              ========== =========
Net Interest Margin                                                      3.73%                            3.58%
                                                                         ========                         =========

Loan Charge-Offs and Recoveries
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

                                                           Three Months Ended
                                                    March 31, 2003   March 31, 2002
                                                    ---------------- -----------------
Allowance for Loan Losses at Beginning of Period        $ 44,469          $ 37,135
  Charge-Offs
    Business                                               2,747               308
    Consumer                                               1,650             1,383
    Residential Mortgage                                      81                 -
    Single-Family Construction                               283                 -
    Commercial Real Estate                                     -                10
                                                    -------------    --------------
  Total Charge-Offs                                        4,761             1,701
  Recoveries
    Business                                                 311                 1
    Consumer                                                 186               113
    Single-Family Construction                                27                34
    Commercial Real Estate                                     -                 1
                                                    -------------    --------------
  Total Recoveries                                           524               149
                                                    -------------    --------------
  Net Charge-Offs                                          4,237             1,552
  Provision for Loan Losses                                6,237             2,610
  Allowance Related to Bank Acquired                       1,709                 -
                                                    -------------    --------------
Allowance for Loan Losses at End of Period              $ 48,178          $ 38,193
                                                    =============    ==============

Net Charge-Offs to Average Loans (Annualized)               0.89%            0.36%
Allowance for Loan Losses to Loans at End of Period         2.51              2.18
Allowance for Loan Losses to Non-Performing Loans
  at End of Period                                         97.97            102.28

Non-Performing Assets
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

                                                                    March 31, 2003      December 31, 2002       March 31, 2002
                                                                 --------------------- --------------------- --------------------
Non-Performing Loans
  Non-Accrual Loans
    Business                                                              $ 14,270              $ 20,234              $ 6,486
    Consumer                                                                 9,637                 9,405               12,501
    Residential Mortgage                                                     2,045                 2,474                6,225
    Single-Family Construction                                              14,127                 4,286                8,094
    Commercial Real Estate                                                   6,301                 2,059                1,117
                                                                 ------------------    ------------------    -----------------
  Total Non-Accrual Loans                                                   46,380                38,458               34,423
                                                                 ------------------    ------------------    -----------------
  Accruing Loans
    Business - Past Due 90 Days or More                                          -                 1,535                    -
    Consumer - Past Due 90 Days or More                                      2,796                 3,093                2,666
    Single-Family Construction - Past Due 90 Days or More                        -                     -                  253
                                                                 ------------------    ------------------    -----------------
  Total Accruing Loans                                                       2,796                 4,628                2,919
                                                                 ------------------    ------------------    -----------------
Total Non-Performing Loans                                                  49,176                43,086               37,342
  Other Real Estate Owned, Net                                               6,368                 8,670                8,378
                                                                 ------------------    ------------------    -----------------
Total Non-Performing Assets                                               $ 55,544              $ 51,756             $ 45,720
                                                                 ==================    ==================    =================

Non-Performing Loans to Loans at End of Period                                2.56%                2.34%               2.13%
Non-Performing Assets to Loans and OREO at End of Period                      2.88                  2.80                 2.60